                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of December 2004
                       News Release dated December 6, 2004
                                  ------------

                         (Commission File. No 0-20390)
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

       1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
           (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F: Form 20-F         40-F     X
                                              ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes:                No:    X
                                     ------              -------

[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


              ID BIOMEDICAL ANNOUNCES STRATEGIC ALLIANCES FOR U.S.
                 MARKETING AND DISTRIBUTION OF FLUVIRAL VACCINE

     o        LONG TERM AGREEMENTS WITH 3 LEADING FLU VACCINE DISTRIBUTORS
     o        ESTIMATED REVENUES TO IDB IN EXCESS OF U.S. $2.3 BILLION
     o        COMPANY TO HOLD CONFERENCE CALL TODAY, DECEMBER 6, 2004


VANCOUVER, BC - DECEMBER 6, 2004 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has signed long term marketing, distribution and minimum purchase agreements with three of the largest influenza vaccine wholesalers in the United States: Henry Schein, Inc.; AmerisourceBergen Corporation's Specialty Group; and McKesson Corporation. Under the terms of the agreements, each of the distributors has agreed to purchase a minimum number of doses of FluviralTM vaccine from ID Biomedical beginning upon United States Food & Drug Administration (FDA) clearance. The purchases could begin as early as next year, and will end after the 2014/2015 flu season.

It is the expectation of the parties that ID Biomedical's Fluviral will be licensed in the U.S. by at least the 2007/08 influenza season, meaning the vaccine production and purchase transaction will cover a total of at least 8 influenza seasons. Based upon current estimates of the 2005 average retail price for influenza vaccine in the U.S., and assuming a modest 4% annual price increase from 2005 through the year 2014, the total value of purchases from ID Biomedical under the agreements is expected to be approximately U.S. $2.3 billion. If Fluviral is approved on an accelerated basis for the 2005/06 and 2006/07 seasons, then the total value of the contract related-revenue to ID Biomedical will increase to approximately U.S. $2.5 billion.

The total value of the contracts could be higher or lower than these estimated amounts depending on market prices for influenza vaccines in the U.S. over the next 10 years. In addition, the estimated total value of the agreements also assumes ID Biomedical does not increase production over its targeted capacity for this particular product over the life of the agreements. If ID Biomedical increases production of injectable influenza vaccine to be sold in the U.S., then each of the parties within the ID Biomedical distribution alliance will have the right, but not the obligation, to increase the minimum number of doses to be purchased.

                                                                              2.


These purchases are being made from ID Biomedical on a non-returnable basis, and are contingent upon FDA clearance of the product in accordance with industry standard practices for each season and overall licensure prior to the 2008/09 flu season. Other terms of the Fluviral marketing and distribution agreements transactions have not been disclosed.

The agreements do not cover ID Biomedical's intranasal flu vaccine, FluINsureTM, as the Company has maintained all rights to this product, which is currently in development.

"We are very proud of these agreements, which we believe are among the most unique in the biotechnology industry. Primarily what these agreements accomplish is the reduction in market risk for our injectable vaccine product, Fluviral. So long as we can obtain and maintain regulatory approval for the 2007/08 flu season and continue to successfully manufacture our product, these transactions will ensure a potentially significant revenue stream for years to come," explained Todd Patrick, ID Biomedical's President. "Further, we are excited about the market strength and the mix of this particular group of partners. Collectively, this group currently holds the #1 market share position for non-manufacturer distribution of flu vaccine in the U.S. Each of our partners is a well respected company, and we think that on a company-by-company basis, they are penetrated into certain market segments where at least one of them has proven to be particularly strong in the past, including the physician office, nursing home, hospital and HMO segments," added Mr. Patrick.

ID Biomedical manufactures its Fluviral flu vaccine out of its modern facility in Quebec, Canada. The company's production capacity is expected to be approximately 22 million doses in 2005 and is anticipated to increase to 50 million doses by 2007. ID Biomedical has commitments to supply the Canadian market with up to 12 million doses annually through 2011. This year, ID Biomedical has shipped approximately 9 million doses to the Canadian market.

"We continually strive to enhance our position as a valuable business partner to our manufacturing suppliers and our customers, and for 15 years, this has included being a dependable source of vaccines and other injectables," said Stanley M. Bergman, Chairman, Chief Executive Officer and President of Henry Schein. "With this important new agreement to distribute Fluviral, which will increase the number of influenza vaccine doses available to the public in the United States for years to come, we are pleased to build upon our longstanding reputation for reliability."

                                                                              3.


"We are very excited about this agreement because it helps to improve the availability of flu vaccine for our customers and their patients," said Steven Collis, Senior Vice President and President AmerisourceBergen Specialty Group. "We look forward to working with ID Biomedical to expand availability in this growing market."

ID Biomedical has made minor modifications to its current manufacturing process and these will be implemented in 2005, and beyond. The Company believes that these changes meet all current FDA requirements for influenza vaccines. The Company is exploring its options with FDA for possible filing of a Biologics License Application to enter the U.S. market for the 2005/06 season. ID Biomedical has been encouraged by the U.S. Health and Human Services to seek such approval from the FDA. It is not clear, however, if the Company, or any company, can obtain such an accelerated approval.

"We are pleased to be in the position to provide a meaningful near and longer term solution to the flu vaccine supply issues in the United States," said Anthony Holler, M.D., Chief Executive Officer, ID Biomedical. "ID Biomedical is ideally positioned with its modern manufacturing plant, one of only two facilities located in North America to produce injectable influenza vaccine. Additionally, our non live intranasal flu vaccine in clinical development, FluINsure, addresses the need to develop new methods of delivering flu vaccines that can increase usage of this important product by the general public," concluded Dr. Holler.

Senior Management of ID Biomedical will be available to answer questions relative to the transactions via a conference call/web cast to be held Monday, December 6, at 7:00 am PST / 10:00 am EST. The presentation can be accessed by dialing 1-800-796-7558 or at the Company's website at www.idbiomedical.com. A
                                                      --------------------
recording of the call will be available until Monday, December 20, by dialing 416-640-1917 and entering the code 21103863#.


ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

                                                                              4.


ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
--------------------

ABOUT HENRY SCHEIN, INC.

Henry Schein, a FORTUNE 500(R) company, is recognized for its excellent customer service and highly competitive prices. The Company's four business groups--Dental, Medical, International and Technology--serve more than 450,000 customers worldwide, including dental practices and laboratories, physician practices and veterinary clinics, as well as government and other institutions. The Company's sales reached a record $3.4 billion in 2003.


The Company operates through a centralized and automated distribution network, which provides customers in more than 125 countries with a comprehensive selection of over 90,000 national and Henry Schein private-brand products.


Henry Schein also offers a wide range of innovative value-added practice solutions, including such leading practice management software systems as DENTRIX(R) and Easy Dental(R) for dental practices, and AVImark(R) for veterinary clinics, which are installed in over 50,000 practices; and ArubA(R), Henry Schein's electronic catalog and ordering system.

Headquartered in Melville, N.Y., Henry Schein employs over 9,000 people in 17 countries. For more information, visit the Henry Schein Web site at www.henryschein.com
-------------------

ABOUT AMERISOURCEBERGEN CORPORATION

AmerisourceBergen (NYSE:ABC) is one of the largest pharmaceutical services companies in the United States. Servicing both pharmaceutical manufacturers and healthcare providers in the pharmaceutical supply channel, the Company provides drug distribution and related services designed to reduce costs and improve patient outcomes.

                                                                              5.

AmerisourceBergen's service solutions range from pharmacy automation, bedside medication safety systems, and pharmaceutical packaging to pharmacy services for skilled nursing and assisted living facilities, reimbursement and pharmaceutical consulting services, and physician education. With more than $48 billion in operating revenue, AmerisourceBergen is headquartered in Valley Forge, PA, and employs more than 14,000 people. AmerisourceBergen is ranked #22 on the Fortune 500 list. For more information, go to www.amerisourcebergen.com.
                                      -------------------------


The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements in this news release and other communications relative to this transaction include: (i) the company's ability to successfully license Fluviral in the U.S., particularly in time for the 2007/08 season, and to maintain such a license through 2014; (ii) the company's ability to successfully manufacture and ship Fluviral during the term of these agreements;
(iii) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding Fluviral, including labeling restrictions, if any, and the ability of IDB to release each lot of vaccine that is produced by at least the end of October of each year; (v) the long term financial viability of the company's distribution partners for Fluviral; (vi) market acceptance of the Fluviral product versus other flu vaccines; and (vii) the competitive environment and impact of technological change in the flu business, particularly recombinant or cell-culture produced products, if any, as well as novel delivery methods (such as nasal, transdermal, etc.). These and other risks are detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                               Michele Roy
(604) 431-9314                                            (450) 978-6313
dlinden@idbiomedical.com                                  mroy@idbiomedical.com
------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ID Biomedical Corporation


                                              By: /s/Anthony F. Holler
                                                  ------------------------------

                                              Anthony F. Holler, Chief Executive
                                              Officer

Date: December 6, 2004